

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 22, 2010

Mr. James Hahn
JC Capital Management, Limited
Suite 2503, Bank of America Tower, 12 Harcourt Road
Central, Hong Kong, SAR, China

Re: Asia Private Equity SPAC 3, Limited
       Pre-effective Amendment 1 to Registration Statement on Form 20-F
       Filed January 28, 2010
       File Nos. 0-53823

Dear Mr. Hahn:

       We reviewed the filing and have the comments below.

Facing page

1.   Complete the line "Commission File number: _____" by including the
       number.

There is currently no trading market for our Shares…, page 7

2.   Refer to prior comment 5. Explain what comprises "Form 10 information" because some
       investors may be unfamiliar with the form and its requirements.

Exhibits and Exhibit Index, page 16

3.   Delete the words "and Exhibit Index." Delete also the words "Exhibit Index"
       immediately following the colon.

Statement of Operations, page F-3

4.   We note your revisions in response to prior comment 20. Please revise also the selected
       financial data in Item 3 to reflect the corrected net loss per share.

Exhibit Index

5.   Move the exhibit index from the page immediately after the signatures' page so that it is immediately before exhibit 1.1.

Closing

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide a written statement from the registrant acknowledging that:

- The registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions about comments on the financial statements and related matters to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

By facsimile to (212) 688-7273 and U.S. Mail:
Jay Weil, Esq.
Guzov Ofsink, LLC
600 Madison Avenue, 14th Floor
New York, NY 10022